UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       AMERICAN RESIDENTIAL SERVICES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   028911 10 5
                                 (CUSIP Number)

Nolan Lehmann, Equus II Incorporated, 2929 Allen Parkway, Suite 2500, Houston, Texas 77019, 713-529-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 17, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 028911 10 5                 13D               Page    2  of 6   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Equus II Incorporated
           76-0345915

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [  ]
                             (b) [  ]

          The Reporting Persons disclaim any existence of, or the necessity for filing as, a group

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions) OO, WC, and PF - See Item 3 below.



5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF                   7      SOLE VOTING POWER                  1,225,000
SHARES
BENEFICIALLY                8      SHARED VOTING POWER                      0
OWNED BY
EACH                        9      SOLE DISPOSITIVE POWER             1,225,000
REPORTING
PERSON                     10      SHARED DISPOSITIVE POWER                 0
WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,225,000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES(See Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.9%


14       TYPE OF REPORTING PERSON(See Instructions) CO, IV

CUSIP NO.  028911 10 5                13D       Page   3   of   6  Pages

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.001 par value, of American Residential Services, Inc., a Delaware corporation ("ARS"). The principal executive offices of the issuer are located at 5850 San Felipe, Suite 500, Houston, Texas 77057.

Item 2.  Identity and Background.

         This Schedule 13D is filed by Equus II Incorporated ("EQS"), a corporation organized under the laws of the State of Delaware. The address of EQS's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019, and its telephone number at that address is (713) 529-0900. EQS is an investment fund that seeks to achieve capital appreciation by making equity and equity-oriented investments in securities issued by privately-owned companies in transactions negotiated directly with such companies.

         Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director (or similar person) of EQS, (ii) each person controlling EQS and (iii) each executive officer and director (or similar person) of such controlling person.

         Equus Capital Management Corporation ("ECMC") is a corporation organized under the laws of the state of Delaware and is a registered investment adviser. The address of ECMC's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECMC's principal business is to act as investment adviser for EQS and other affiliated investment partnerships.

         Equus Corporation International ("ECI") is a corporation organized under the laws of the state of Delaware. The address of ECI's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECI owns 80% of the outstanding capital stock of ECMC.

         The executive officers of EQS are as follows:

         Sam P. Douglass. Mr. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Douglass is Chairman of the Board of EQS, ECMC and ECI.

         Nolan Lehmann. Mr. Lehmann's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Lehmann is President and a director of EQS and ECMC. In addition Mr. Lehmann is a director of ARS.

         Patrick M. Cahill. Mr. Cahill's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Cahill is a Vice President and Treasurer of EQS and Controller of ECMC.

CUSIP NO.  028911 10 5            13D           Page   4   of   6  Pages

         Tracy H. Cohen. Ms. Cohen's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Cohen is a Vice President and Secretary of EQS and Investor Relations Manager of ECMC.

         Gary L. Forbes. Mr. Forbes' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Forbes is a Vice President of EQS and ECMC.

         Randall B. Hale. Mr. Hale's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Hale is a Vice President of EQS and ECMC and a director of ECMC. In addition Mr. Hale is a director of ARS.

         The directors of EQS are as follows:

         Sam P. Douglass. Information concerning Mr. Douglass is furnished above.

         Gregory J Flanagan. Mr. Flanagan's business address is Two Pierce Place, Itasca, IL 60143-3141. Mr Flanagan is a Vice President of Arthur J. Gallagher.

         Robert L. Knauss. Mr. Knauss's business address is 1990 Post Oak, Suite 1630, Houston, Texas 77056. Mr. Knauss is Chairman and Chief Executive Officer of Baltic International USA, Inc.

         Nolan Lehmann. Information concerning Mr. Lehmann is furnished above.

         Gary L. Petersen. Mr. Petersen's business address is 1100 Louisiana, Suite 3150, Houston, Texas 77002. Mr. Petersen is a Partner of EnCap Investments, L. C.

         John W. Storms. Mr. Storms' business address is 1980 Post Oak Blvd., Suite 2110, Houston, Texas 77056. Mr. Storms is Managing General Partner of Storms & Critz, Certified Public Accountants.

         Dr. Francis D. Tuggle. Dr. Tuggle's business address is 4400 Massachusetts Ave. N.W., The Battelle Bldg., Room 105, Washington, DC 20016-8044. Dr. Tuggle is a Professor at the Kogod Colledge of Business Administration at American University.

         Dr. Edward E. Williams. Dr. Williams' business address is 13231 Champion Forest Drive, Suite 110, Houston, Texas 77069. Dr Williams is the Henry Gardiner Symonds Proferror and Director of the Entrepreneurship Program of the Jesse H. Jones Graduate School of Administration at Rice University.

         None of the foregoing persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

CUSIP NO. 028911 10 5              13D                  Page 5 of 6 Pages

such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         From July 7, 1997 through July 17, 1997, EQS sold 96,035 shares of ARS common stock for $2,186,926.

         All prior acquisitions of shares by EQS were made with the working capital or personal funds of such persons.

         EQS may sell additional shares of ARS Common Stock.

Item 4.  Purpose of Transaction.

         See Item 3. EQS acquired shares of ARS Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing the control of ARS, nor in connection with or as a participant in any transaction having such purpose. EQS may sell shares of ARS Common Stock for its business investment objectives.

         EQS has no present plans or proposals that relate to or will result in any transactions or events described in Items 4(a) to (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    (a) and (b) At the date hereof, EQS has the sole power to vote and dispose of 1,125,000 shares of common stock of ARS and a warrant to purchase 100,000 shares of ARS common stock. The common stock and warrants held by ARS represents approximately 7.9% of the 15,421,322 shares of common stock of ARS (15,321,322 shares currently outstanding plus 100,000 additional shares that would be outstanding on the exercise of EQS's warrant to purchase 100,000 shares of ARS common stock) that would deemed to be outstanding as of March 5, 1998, based on the September 30, 1997, Form 10-Q as filed by ARS.

    (c) Except as set forth in Item 3, and as described below, EQS has not effected any transactions during the past 60 days.

   (d) With respect to ARS, no person other than the Reporting Person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by EQS (except to the extent of the marital property interest therein of the spouse of any such person).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP NO.  028911 10 5            13D           Page   6   of   6  Pages

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person or between any person listed in
Item 2 and any other person with respect to any securities of ARS.

Item 7.  Material to be Filed as Exhibits.

         None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 9, 1998

Signatures:

Equus II Incorporated

By /s/ NOLAN LEHMANN
Name: Nolan Lehmann
Title: President